SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-13066

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K    [_] Form 11-K    [_] Form 20-F    [x] Form 10-Q
               [_] Form N-SAR

               For Period Ended: June 30, 2001

     [ ]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:_____________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                 DUCT UTILITY CONSTRUCTION & TECHNOLOGIES, INC.
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                             Full Name of Registrant

                            PROCARE INDUSTRIES, LTD.
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                            Former Name of Registrant


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               320 Whetstone Alley, Suite B, Cincinnati, OH 45202
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                      Address of Principal Executive Office


                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |(a)      The reasons described in reasonable detail in Part III of this
        |         form could not be eliminated without unreasonable effort or
        |         expense;
        |
        |(b)      The subject annual report, semi-annual report, transition
        |         report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
        |         portion thereof will be filed on or before the 15th calendar
    [x] |         day following the prescribed due date; or the subject
        |         quarterly report or transition report on Form 10-Q, or portion
        |         thereof will be filed on or before the fifth calendar day
        |         following the prescribed due date; and
        |
        |(c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                              PART - III NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Management has been required to devote significant time to the operations of its recently acquired subsidiaries. As a result, the Company has not been able to provide its outside accounting firm sufficient time to review its quarterly financial statements. We expect to file the required report within the allotted extension.


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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Randall Drew                    (513)                  929-9028
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           (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [x ] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company only recently commenced operations. Any material change in the financial condition of the Company is as a result of the commencement of operations by the Company.


                DUCT UTILITY CONSTRUCTION & TECHNOLOGIES, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 10, 2001                          By     /s/ RANDALL DREW
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                                                    RANDALL DREW, CEO






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